Filed by: Verigy Ltd.

pursuant to Rule 425

under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: LTX-Credence Corporation

Commission File No. 000-10761

Verigy and LTX-Credence

Conference Call Script - FINAL

Operator

Good morning, ladies and gentlemen. Thank you for standing by. Welcome to the Verigy and LTX-Credence conference call to discuss the transaction announced earlier this morning. At this time all participants are in a listen-only mode. Later we will conduct a question-and-answer session. (OPERATOR INSTRUCTIONS) As a reminder, this conference is being recorded. I would now like to turn the call over to Judy Davies, Vice President of Investor Relations and Marketing Communications at Verigy.

Judy Davies

Thank you <insert operator name>. Good morning, and thank you for joining us on today’s call to discuss the combination of Verigy and LTX-Credence. With me today are Keith Barnes, Verigy Chairman and CEO, Jorge Titinger, Verigy President and COO, Dave Tacelli, LTX-Credence President and CEO, Bob Nikl, Verigy CFO, and Mark Gallenberger, LTX-Credence CFO.

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Verigy and LTX-Credence

Conference Call Script - FINAL

Before we get started I would like to remind you that during the course of this conference call we will make forward-looking statements. We caution you that such statements are predictions, are subject to risks and uncertainties and do not guarantee future results, a level of activity, performance or achievement. Actual events or results may differ materially from these statements.

In any forward-looking statements in which Verigy or LTX-Credence expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. Our forward-looking statements and all other statements that are not historical facts reflect our beliefs and predictions as of today.

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Verigy and LTX-Credence

Conference Call Script - FINAL

Also Verigy and LTX-Credence are not obligated to update forward-looking statements made during the call to reflect events or other circumstances after the date of the call. For a detailed description of these risks and uncertainties, please refer to the documents that Verigy and LTX-Credence have filed from time to time with the SEC over the past twelve months including our most recent forms 10-K and 10-Qs, our current reports on Form 8-K and other SEC filings. Please note that during this call neither company will provide commentary or updates on financial results for their recently closed fiscal quarters nor discuss the outlook or expectations for their current or future quarters.

Finally, I would like to point out that we have created a brief slide presentation that is meant to serve as a framework for today’s call. You can find the presentation in the investor section of both the Verigy and LTX-Credence websites following today’s call.

With that, it is now my pleasure to introduce Keith Barnes, Verigy’s Chairman and CEO.

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Verigy and LTX-Credence

Conference Call Script - FINAL

Keith Barnes

Thank you, Judy. Good morning everyone and thank you for joining us. By now, we hope you have had an opportunity to read the joint press release issued earlier today, announcing that Verigy and LTX-Credence have signed a definitive merger agreement. The purpose of today’s call is to provide some context regarding the merger and to explain what it means for our collective customers, shareholders and employees.

First, let me say that we are pleased to announce this merger and believe that the combined company will be strong and healthy.

In the past we have been asked by the financial community if we would ever do a large acquisition or merger, and our response has been consistent. If we were to engage in this size of M&A activity, it would have to be strategic, financially attractive, and position us to compete more successfully in the long-term. We believe that this merger achieves these goals. This combination strengthens our competitive position and should allow us to realize significant cost synergies.

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Verigy and LTX-Credence

Conference Call Script - FINAL

On today’s call, I’ll outline the terms of the agreement, talk about the combined vision of the new company and announce the leadership team. Jorge Titinger and Dave Tacelli will also provide their perspectives on the transaction.

Under the terms of the agreement, the companies will be combined in an all-stock transaction with an equity value of approximately $438 million dollars. LTX-Credence shareholders will receive a fixed exchange ratio of 0.96 shares of Verigy shares for each share of LTX-Credence they own.

When we first discussed the possibility of merging Verigy and LTX-Credence, it was apparent to both companies that by combining our complementary strengths and product portfolios, we could create a company that could better serve the worldwide semiconductor test market in more segments. We also felt that the combined company would be very well-positioned to compete for market leadership, while at the same time, increasing our financial strength and creating more value for shareholders.

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Verigy and LTX-Credence

Conference Call Script - FINAL

Verigy and LTX-Credence have a rich history of bringing test solutions to market that meet customers’ technology needs. Both companies enable customers to maximize their product delivery, profitability and competitiveness. We believe the result of this complementary merger will be a company that can more readily serve all of the major semiconductor test segments.

Together, we will offer:

•	a comprehensive and broader product offering

•	a large installed base of over 12,000 testers at the top IDMs, OSATs and fabless companies [Verigy: ~5,980; LTXC: ~6,340]

•	increased sales and applications resources for our customers and partners

•	an expanded research and development team

•	a world-class customer support network

•	a talented global workforce

•	and a strong balance sheet to invest in growth opportunities

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Verigy and LTX-Credence

Conference Call Script - FINAL

We also expect the combined company to realize synergies of at least $25 million dollars within 12 months of closing. Additionally, we believe that the combined company will have the potential to achieve annual revenue of one billion dollars or more.

Today we are also announcing our Board’s approval of an odd-lot and share repurchase program, both of which are subject to shareholder approval at Verigy’s shareholder meeting being held to approve the merger.

When approved by shareholders, we will have authority to immediately repurchase approximately 2.3 million odd-lot shares, or 4 percent of our current outstanding shares, held by more than 150,000 current Verigy shareholders, as well as approximately 5.9 million additional shares over the course of the year. The repurchases are expected to be funded from available cash and short-term investments.

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Verigy and LTX-Credence

Conference Call Script - FINAL

We expect the new company to deliver increased revenue and better profitability, and be in a stronger cash position. This financial strength, combined with a broader customer base and product portfolio, will allow us to more smoothly manage our business through the inherent cyclicality of our industry. We will be bigger. We will be stronger. We will be better.

And now, I am pleased to announce the leadership team for the combined company. Upon close of the deal, which is expected to be in the first half of calendar 2011, Verigy president and COO, Jorge Titinger and LTX-Credence president and CEO, Dave Tacelli, will serve as co-CEOs of the new company.

Jorge and Dave have been working very closely since the inception of the merger discussions, and, throughout this process, they have developed an excellent rapport. As co-CEOs they will continue to work together in achieving the objectives of the combined company.

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Verigy and LTX-Credence

Conference Call Script - FINAL

Jorge’s main focus will be on all customer facing activities including, sales, support and application development. Dave’s focus will be on marketing, engineering development and supply chain operations. They will jointly own the development of the business and product strategies, integration of the companies, administrative functions and the interactions with the investment community.

In addition, Bob Nikl, Verigy’s CFO, will continue as CFO, and Mark Gallenberger, LTX-Credence’s CFO, will take the lead role managing the integration of the two companies.

The combined company will be headquartered in Singapore with U.S. headquarters in Cupertino, California. I will continue as the chairman of the board of directors, which will be comprised of 12 members, seven designated by Verigy and five by LTX-Credence. The rest of the leadership team will be determined in the next ninety days.

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Verigy and LTX-Credence

Conference Call Script - FINAL

Independent of this transaction, we also announced today the final phase of the succession planning that the Verigy Board and I have worked on for the past several years. As you know, as part of the first phase of that planning, Verigy hired Jorge as our COO in 2007 and, in the second phase of our planning, we promoted Jorge to President in June of this year. Now, as the final phase of our succession plan, I am pleased to announce Jorge’s promotion to CEO and President of Verigy, effective December 31, 2010.

I would now like to turn the call over to Jorge Titinger to talk about the timing of this merger and why we believe it is good for customers. Jorge?

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Verigy and LTX-Credence

Conference Call Script - FINAL

Jorge Titinger

Thank you, Keith. I am excited about today’s announcement that Verigy is joining forces with LTX-Credence. Since Verigy spun-out from Agilent Technologies over four years ago, we’ve seen the semiconductor industry go through a lot of change, and despite this, our mission has remained essentially unchanged.

We have been committed to profitably providing our customers with superior semiconductor test solutions through world-class technology innovation and delivery, and to be regarded by our customers as a valued extension of their R&D, manufacturing and supply chain teams. We have been delivering on that mission – we have developed numerous capabilities for our 93K platform; we have introduced new products to address growing and emerging markets; and we have continued to support our customers at the highest level.

So, why now? Why would we contemplate this combination when things are going well for Verigy? It’s because things are going well that it makes sense to pursue this combination today.

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Verigy and LTX-Credence

Conference Call Script - FINAL

Our success in the SOC market, particularly in CPUs, chipsets/graphics, mobile processors and integrated RF devices, combined with LTX-Credence’s success in analog, power management, MCU, standalone RF and automotive, creates a powerful and comprehensive product and market portfolio. Combined, we will serve an entire spectrum of SOC applications, and we complete the overall product portfolio with our memory testers and probe cards.

Why is this good for our customers? If you look at the best attributes of Verigy and those of LTX-Credence, we complement each other in ways that provide true potential synergies in terms of innovation, scope, strength and stability. For example, Verigy is known for our rich heritage of innovation and scalable platform strategy. We have great relationships with the top fabless and OSAT companies, and we have a global direct sales and support organization that has been rated #1 by our customers. LTX-Credence is known for delivering cost-optimized solutions with a cross-platform strategy. They serve a number of leading IDMs, and have a highly successful partner – Spirox – in Taiwan and China. Apart, we are good companies. Together, we believe we can be great, and we are excited about the possibilities that this new company represents.

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Verigy and LTX-Credence

Conference Call Script - FINAL

The new Verigy will operate in 20 countries and have a combined workforce of approximately 2,100 employees, including nearly 900 engineers. The new company will also own a substantial patent portfolio, consisting of more than 600 issued and pending patents.

I look forward to working with Dave to ensure we realize the full potential of the new Verigy. And with that, I’ll turn the call over to him so that he can share his thoughts. Dave?

Dave Tacelli

Thanks Jorge. I want to begin by saying the journey we are starting today, the combining of our two companies, creates a unique opportunity to change the landscape of the ATE industry. Over the past several years, our industry has experienced significant consolidation, but from a strategic perspective, there was one more transaction that made sense, the combination of LTX-Credence and Verigy.

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Verigy and LTX-Credence

Conference Call Script - FINAL

When you consider our innovative product portfolios, blue chip list of customers and the extensive global support network of both direct employees and value added partners like Spirox, we believe the new company will be positioned to challenge for the top spot in the ATE industry.

In the SOC test market, the merger of the two companies creates a new entity with a significant presence in each of our targeted markets. The goal is to better serve the industry through our expanded product portfolio, extending our presence in those markets where we are currently the leaders and to challenge for the number one position in the entire industry.

Between Verigy and LTX-Credence’s arsenal of proven, innovative and cost-optimized test solutions, we believe the opportunities for growth are real and achievable. Our goal will be to use the full spectrum of test solutions we offer to expand business at all customers. The bottom line is that we expect our new company, from both a customer and product perspective, to be very well positioned for future growth.

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Verigy and LTX-Credence

Conference Call Script - FINAL

What first caught my attention was our minimal customer overlap and complementary products. Although we do share some customers, in most cases Verigy’s success has been in areas where LTX-Credence is not competing and vice versa. While complementary customers and products are two key reasons for the merger, there are several other important factors.

From a financial perspective, we are excited about what the new company will be able to achieve for shareholders. At LTX-Credence, we’ve been very successful in developing a flexible business model and generating greater profitability. This will continue to be a focus for the new company, as we streamline operations and improve overall efficiency. We estimate the combination of the two companies will drive efficiencies resulting in annual cost savings of at least $25 million upon completion of the integration.

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Verigy and LTX-Credence

Conference Call Script - FINAL

The new Verigy will integrate some of the best talent in the industry, which will provide benefits to our customer base. The LTX-Credence and Verigy teams also have a solid history of successfully integrating and building new companies. These skills will be extremely valuable as we combine. Additionally, we believe that the expected strength, stability and size of the combined company represent stronger career development opportunities for employees.

As Keith said, our goal is a company that challenges our competitors for the leadership position in the industry. We at LTX-Credence firmly believe this merger will be a success and benefit our collective shareholders, customers and employees.

I am looking forward to working with Jorge and the rest of the Verigy team as we build our new company together. We are intently focused on making this transition as smooth and as efficient as possible. Now I’ll turn the call back to Keith. Keith?

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Verigy and LTX-Credence

Conference Call Script - FINAL

Keith Barnes

Thanks Jorge and Dave. As we go through the formal process to obtain approval by both companies’ shareholders and satisfy customary closing conditions, we understand that our customers, employees and partners, will naturally have questions about the product line up, support teams, organizational structure, and business processes. We will work to answer these questions as quickly as possible, but with full consideration of what will provide the best path with the least disruption to our customers and our overall operations.

Before we open up the call to questions, I would like to provide a few comments on how the Q&A will work today. For questions relating to events leading up to the merger from a Verigy or LTX-Credence perspective, please direct your questions to Jorge, Dave or myself. For questions on the combined company moving forward, please keep in mind that we are limited in the information we can provide at this time. On that note, we would now like to open it up for questions.

< Q&A SESSION >

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Verigy and LTX-Credence

Conference Call Script - FINAL

Judy Davies

Thank you <insert operator>. For those who wish to listen to a playback of today’s conference call, an audio recording of the call will be available from both companies’ investor relations web sites later today. Alternatively, you can listen to a phone replay by calling 888-286-8010 and using passcode 11544361. For those located outside of the United States, you can reach the same service by dialing 617-801-6888. The phone replay will be available beginning at approximately 10:30AM PST today and ending at Noon PST on Thursday, December 2.

Thank you all again for joining us today.

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